SECURIT[IES AND EXCHANGE COMM]ISSION

05039838

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34046

RECEIVED MAR 0 2 2005 SEC MAIL PROCESSING SECTION WASHINGTON DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ivy Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Lamar Avenue
(No. and Street)

Overland Park	KS	66202-4200
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Schieber — (913) 236-1980 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Suite 1600	Kansas City	MO	64106-2170
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 3 1 2005 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered bythe opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark A. Schieber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ivy Funds Distributor, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President
Title

Notary Public MCE 09-16-07

CATHERINE R. MORRIS
NOTARY PUBLIC
STATE OF KANSAS

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Ivy Funds Distributor, Inc.

We have audited the accompanying balance sheets of Ivy Funds Distributor, Inc., (the Company) a wholly owned subsidiary of Waddell & Reed Ivy Investment Company, as of December 31, 2004 and 2003 and the related statements of operations, stockholders' equity, comprehensive income, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ivy Funds Distributor, Inc., as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules 1 through 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 24, 2005

IVY FUNDS DISTRIBUTOR, INC.

Balance Sheets

December 31, 2004 and 2003

Assets		2004	2003
Assets:			
Current assets:			
Cash and cash equivalents	$	1,437,905	4,161,629
Investment securities, available-for-sale (note 3)		3,613,392	3,179,601
Receivables:			
Fund receivables		928,679	362,541
Due from affiliates (note 8)		1,268	—
Income taxes receivable		1,965,854	1,160,662
Prepaid expenses and other current assets		121,261	61,039
Total current assets		8,068,359	8,925,472
Property and equipment, net (note 4)		233,526	—
Deferred compensation (note 7)		609,334	—
Deferred sales commissions, net		6,732,331	3,351,132
Total assets	$	15,643,550	12,276,604
Liabilities and Stockholders' Equity			
Liabilities:			
Current liabilities:			
Accounts payable	$	1,387	170,441
Accrued expenses		1,519,012	486,568
Due to affiliates (note 8)		262,337	1,158,068
Total current liabilities		1,782,736	1,815,077
Deferred income taxes—noncurrent (note 5)		1,686,795	141,056
Stockholders' equity:			
Common stock, $0.001 par value. Authorized 1,000 shares; issued and outstanding 100 shares		—	—
Additional paid-in capital		22,673,691	12,913,398
Accumulated other comprehensive income, net of deferred taxes of $284,794 in 2004 and $141,056 in 2003		484,919	220,631
Retained earnings (deficit)		(10,984,591)	(2,813,558)
Total stockholder's equity		12,174,019	10,320,471
Total liabilities and stockholder's equity	$	15,643,550	12,276,604

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statements of Operations

Years ended December 31, 2004 and 2003

		2004	2003
Revenue:			
Underwriting and distribution fees	$	12,026,442	5,891,875
Other		25,676	6,344
Total revenue		12,052,118	5,898,219
Expenses:			
Underwriting and distribution		24,651,428	10,930,468
General and administrative		25,753	2,314
Depreciation		22,414	—
Equity compensation (note 7)		159,556	—
Total expenses		24,859,151	10,932,782
Loss before income taxes		(12,807,033)	(5,034,563)
Income taxes (note 5)		4,636,000	1,799,000
Net loss	$	(8,171,033)	(3,235,563)

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statements of Changes in Stockholders' Equity

Years ended December 31, 2004 and 2003

	Common stock		Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income	Total stockholders' equity
	Shares	Amount				
Balance at December 31, 2002	100	$ —	526,389	422,005	—	948,394
Net loss	—	—	—	(3,235,563)	—	(3,235,563)
Contribution from parent	—	—	10,000,000	—	—	10,000,000
Transfer of deferred sales commissions from affiliates	—	—	2,387,009	—	—	2,387,009
Unrealized gain on investment securities	—	—	—	—	220,631	220,631
Balance at December 31, 2003	100	$ —	12,913,398	(2,813,558)	220,631	10,320,471
Net loss	—	—	—	(8,171,033)	—	(8,171,033)
Issuance of restricted shares and other	—	—	754,140	—	—	754,140
Contribution from parent	—	—	11,000,000	—	—	11,000,000
Return of capital to parent	—	—	(2,000,000)	—	—	(2,000,000)
Tax benefit from equity awards	—	—	6,153	—	—	6,153
Unrealized gain on investment securities	—	—	—	—	264,288	264,288
Balance at December 31, 2004	100	$ —	22,673,691	(10,984,591)	484,919	12,174,019

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statements of Comprehensive Income

Years ended December 31, 2004 and 2003

		2004	2003
Net loss	$	(8,171,033)	(3,235,563)
Other comprehensive income:			
Net unrealized appreciation of investments during the period, net of income taxes of $143,738 and $141,056		264,288	220,631
Comprehensive loss	$	(7,906,745)	(3,014,932)

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statements of Cash Flows

Years ended December 31, 2004 and 2003

		2004	2003
Cash flows from operating activities:			
Net loss	$	(8,171,033)	(3,235,563)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation		22,414	—
Equity compensation		159,556	—
Deferred income taxes		1,402,000	—
Capital gains and dividends reinvested		(25,765)	(7,914)
Changes in assets and liabilities:			
Receivables from funds		(566,139)	(173,077)
Due to affiliates		(895,731)	1,149,740
Prepaid expenses and other assets		(3,441,420)	(1,025,162)
Accounts payable		(169,054)	158,749
Due from affiliates		(1,268)	—
Accrued expenses		1,017,695	39,356
Income taxes receivable from parent		(799,039)	(1,160,662)
Net cash used in operating activities		(11,467,784)	(4,254,533)
Cash flows from investing activities:			
Additions to property and equipment		(255,940)	—
Additions to investment securities		—	(2,810,000)
Net cash used by investing activities		(255,940)	(2,810,000)
Cash flows from financing activities:			
Contribution from parent		11,000,000	10,000,000
Return of capital to parent		(2,000,000)	—
Net cash provided by financing activities		9,000,000	10,000,000
Net increase (decrease) in cash and cash equivalents		(2,723,724)	2,935,467
Cash and cash equivalents at beginning of period		4,161,629	1,226,162
Cash and cash equivalents at end of period	$	1,437,905	4,161,629
Supplemental disclosures of cash flow information:			
Cash received during the year from parent for income taxes	$	(5,238,961)	(638,338)

See accompanying notes to financial statements.

(1) Organization

Description of Business

Ivy Funds Distributor, Inc. (the Company or IFDI) is a subsidiary of Waddell & Reed Ivy Investment Company (WRIICO), formerly Ivy Acquisition Corporation (IAC). On April 9, 2003, the Company's name was changed from Ivy Mackenzie Distributors, Inc. to Ivy Funds Distributor, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD).

On December 16, 2002, the Company was acquired by Waddell & Reed Financial, Inc. (WDR) through the purchase of IFDI's parent company. The carrying values of the Company's assets and liabilities approximated their fair values at the acquisition date. The excess of the purchase price of WRIICO over the fair value of the net assets acquired is presented in the WRIICO financial statements. Accordingly, the acquisition had no material impact on the Company's assets and liabilities. The Company serves as principal underwriter and national distributor of the Ivy Funds (consisting of Ivy Funds, Inc., a Maryland corporation, and Ivy Funds, a Massachusetts business trust). The Ivy Funds are comprised of 26 mutual fund portfolios at December 31, 2004. On June 16, 2003, several of the Ivy Funds merged with comparable portfolios in the W&R Funds, Inc. family. Effective June 30, 2003, W&R Funds, Inc. changed its name to Ivy Funds, Inc. Effective with the mergers, IFDI became the principal underwriter and distributor of the merged fund family.

The Company, as the broker-dealer, has underwriting agreements with the Ivy Funds entitling the Company to the exclusive right to sell redeemable shares of the Ivy Funds. The Company does not engage in the retail offering of the Ivy Funds, but enters into selling agreements authorizing third parties to offer the Ivy Funds. In addition, the Company also receives distribution and service fees from the Ivy Funds for purposes of advertising and marketing the shares of such Ivy Funds and for providing shareholder related services.

The Company is dependant on the ongoing financial support, including capital contributions, from its parent company, WRIICO, due to the nature of its present operations, which result in an excess of underwriting and distribution costs over the associated revenue from such activities.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies consistently followed by the Company in the preparation of its financial statements.

Cash and Cash Equivalents

Cash includes cash on hand and short-term investments. The Company considers all highly liquid debt instruments with original maturities of 90 days or less to be cash equivalents. Substantially all cash balances are in excess of federal deposit insurance limits of $100,000.

Revenue Recognition

Underwriting and distribution revenues and expenses (and related receivables and payables) resulting from securities transactions are recorded on the date on which the order to buy or sell securities is executed.

The Company, as principal underwriter and national distributor of the Ivy Funds shares, purchases shares from the Ivy Funds at net asset value to fill orders received from investment dealers. The Company is permitted to resell such shares at the public offering price, allowing for discounts to dealers, if any. The difference in the purchase price and the resale price constitutes underwriting fee revenue to the Company.

Advertising

The Company expenses all advertising and promotion costs as incurred. The Company has agreements with the Funds pursuant to Rule 12b-1 under the Investment Company Act of 1940 pursuant to which distribution fees are collected from the Funds for distribution of mutual fund shares for costs such as advertising and commissions paid to broker-dealers. Under these agreements, which are approved or renewed on an annual basis by the Fund's board of directors/trustees, including a majority of the disinterested members of each Fund's board, the Company must engage in activities that are intended to result in the sale of mutual fund shares. Any fees collected and not spent for these purposes must be returned to the Funds. Advertising expense was $1,036,000 and $904,000 for the years ended December 31, 2004 and 2003, respectively.

Investment Securities

All investment securities are classified as available for sale. As a result, all securities are recorded at fair value. Unrealized holding gains and losses, net of related tax effects, are excluded from net earnings and are reported as a separate component of other comprehensive income until realized.

Disclosures About Fair Value of Financial Instruments

Given the nature of the Company's assets and liabilities, the Company believes the carrying amounts of financial instruments in the financial statements approximate fair value.

Property and Equipment

Property and equipment are recorded at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally three to ten years for furniture, fixtures and data processing equipment, three to ten years for equipment and machinery, and up to fifteen years for leasehold improvements.

Deferred Sales Commissions

The Company defers certain costs, principally sales commissions, which are paid to third parties in connection with the sale of certain shares of the Ivy Funds. The deferred costs associated with the sale of Ivy Funds Class B shares are amortized on a straight-line basis over the life of the shareholders investments, not to exceed five years. The deferred costs associated with the sale of the Ivy Funds Class C shares are amortized on a straight-line basis over 12 months. The Company recovers such costs through

12b-1 distribution fees, which are paid by the Ivy Funds, along with contingent deferred sales charges paid by shareholders who redeem their shares prior to completion of the required holding periods.

Effective with the June 2003 merger described in Note 1, the Company purchased deferred costs associated with the W&R Funds from an affiliate at the remaining unamortized cost. In addition, as of the merger date, the Company received the unamortized costs of deferred sales commissions for the original Ivy Fund portfolios as a capital contribution from WRIICO.

Income Taxes

The Company files consolidated income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed separate returns in all periods.

Deferred tax liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of liabilities and their reported amounts. Deferred tax liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding reduction to income taxes payable. Tax benefits from equity awards were $6,153 for 2004.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosures of contingent liabilities to prepare its financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

(3) Investments

Investments at December 31, 2004 and 2003 are as follows:

	2004			
	Amortized cost	**Unrealized gains**	**Unrealized losses**	**Fair value**
Affiliated mutual funds	$ 2,843,679	769,850	(137)	3,613,392
	$ 2,843,679	769,850	(137)	3,613,392

IVY FUNDS DISTRIBUTOR, INC.

Notes to Financial Statements

December 31, 2004 and 2003

		2003		
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Affiliated mutual funds	$ 2,817,914	361,764	(77)	3,179,601
	$ 2,817,914	361,764	(77)	3,179,601

(4) Property and Equipment

A summary of property and equipment at December 31, 2004 is as follows:

	2004	Estimated useful lives
Furniture and fixtures	$ 111,586	3 – 10 years
Data processing equipment	64,698	3 – 10 years
Equipment and machinery	1,408	3 – 10 years
Leasehold improvements	78,248	1 – 15 years
Property and equipment, at cost	255,940	
Less accumulated depreciation	22,414	
Property and equipment, net	$ 233,526	

(5) Income Taxes

The components of total income tax benefit for the years ended December 31, 2004 and 2003 are as follows:

		2004	2003
Current:			
Federal	$	(5,706,000)	(1,720,000)
State		(332,000)	(79,000)
		(6,038,000)	(1,799,000)
Deferred taxes		1,402,000	—
Income tax expense from operations		(4,636,000)	(1,799,000)
Stockholders' equity - unrealized gain (loss) on investment securities available-for-sale		143,738	141,056
Total income taxes	$	(4,492,262)	(1,657,944)

Following is a reconciliation between income tax benefit attributable to income loss from operations and the amount computed by multiplying loss from operations before income taxes by the statutory Federal income tax rate of 35%:

		2004	2003
Expected Federal income tax benefit	$	(4,482,461)	(1,762,097)
State income tax benefit, net of Federal benefit		(166,400)	(51,350)
Other		12,861	14,447
Income tax benefit attributable to loss from operations	$	(4,636,000)	(1,799,000)

The income tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities at December 31, 2004 and 2003 are presented below:

	2004	2003
Deferred tax liabilities:		
Deferred selling costs	$ (1,440,059)	—
Fixed assets	(30,719)	—
Unrealized gains on investment securities	(284,794)	(141,056)
Total gross deferred liabilities	(1,755,572)	(141,056)
Deferred tax assets:		
Unvested restricted stock	68,453	—
Other	324	—
Total gross deferred assets	68,777	—
Net deferred tax liabilities	$ (1,686,795)	(141,056)

(6) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $3,102,950 that was $2,984,101 in excess of its required net capital of $118,849. The Company's ratio of aggregate indebtedness to net capital was 0.57 to 1 at December 31, 2004. At December 31, 2003, the Company had net capital of $5,201,880 that was $5,080,311 in excess of its required net capital of $121,569. The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1 at December 31, 2003. The difference between net capital and owner's equity is the nonallowable assets that are excluded from net capital.

(7) Deferred Compensation

WDR contributes shares of its restricted stock to the Company, which in turn are granted to certain key personnel of the Company in lieu of stock options under its stock incentive plans. Restricted stock awards have no purchase price and, with the exception of those issued in the stock option tender discussed below, vest over four years in 33 1/3% increments beginning on the second anniversary of the grant date. All unvested restricted shares may be forfeited upon voluntary termination or termination for cause. Except for the right of disposal, holders of restricted stock have full shareholders' rights during the period of restriction, including voting rights and the right to receive dividends.

When restricted shares are granted, the Company records deferred compensation based on the fair market value of the restricted shares on the grant date. Deferred compensation is included in other assets and is

expensed over the four-year vesting period on a straight–line basis. As of December 31, 2004, a total of 31,372 shares of unvested restricted stock were outstanding. For the year ended December 31, 2004, the Company recorded equity compensation expense totaling $159,556 related to the amortization of restricted stock.

(8) Transactions with Related Parties

The current amount due from affiliates at December 31, 2004 include noninterest bearing advances for current operating expenses and commissions due from the sales of affiliate's products in the amount of $1,268. No amounts were due from affiliates at December 31, 2003. The current amount due to affiliates at December 31, 2004 and 2003 include amounts due for administrative and other services. As of December 31, 2004 and 2003, the Company had $262,337 and $1,158,068, respectively, due to affiliates.

The Company compensates an affiliate for point of sale commissions and 12b-1 fees on sales of the Ivy Fund portfolios by the affiliate. The Company recorded $11,316,855 and $4,876,227 for these charges for 2004 and 2003, respectively. A portion of these charges were capitalized as deferred sales commissions. See note 2.

(9) Concentrations

The Company has dealer agreements with several hundred broker-dealer firms; however, during the years ended December 31, 2004 and 2003, two firms, one of which is an affiliate, were responsible for approximately 33% and 30%, respectively, of the Company's mutual fund sales.

Of the Company's total revenue, 23% is earned on the assets of the Ivy Small Cap Growth Fund and 13% is earned on the assets of the Ivy Core Equity Fund. A decline in the performance of these mutual funds, or the securities markets in general, could have an adverse affect on the Company's revenues.

Schedule 1

IVY FUNDS DISTRIBUTOR, INC.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2004

Computation of net capital:		
Total stockholders' equity per balance sheet	$	12,174,019
Additions to capital—long-term deferred tax adjustment		1,755,248
Total stockholders' equity for computation of net capital		13,929,267
Nonallowable assets		(10,284,308)
Haircuts on securities		(542,009)
Net capital		3,102,950
Minimum net capital requirements		118,849
Excess of net capital over minimum net capital requirements	$	2,984,101
Aggregate indebtedness	$	1,782,737
Ratio: aggregate indebtedness to net capital		.57 to 1

NOTE: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying independent auditors' report.

IVY FUNDS DISTRIBUTOR, INC.

Computation for Determination of Reserve Requirements Under Rule 15c3-3

Information Relating to the Possession or Control Requirements Under 15c3-3

December 31, 2004

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(1) of that rule.

See accompanying independent auditors' report.

Schedule 3

IVY FUNDS DISTRIBUTOR, INC.

Reconciliation of Total Assets Included in the December 31, 2004
Audited Financial Statements and Total Assets Included in the
Unaudited 2004 Focus Report

Total assets per the December 31, 2004 audited financial statements	$	15,643,550
Reclassifications/adjustments		68,454
Total assets per the 2004 Focus Report	$	15,712,004

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Ivy Funds Distributor, Inc.

In planning and performing our audits of the financial statements of Ivy Funds Distributor, Inc. (the Company) for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparison, and the recordation of differences required by Rule 17a-13 or in complying with Section 8 of Regulation T of the board of governors of the Federal Reserve System.The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal

control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 24, 2005